EXHIBIT 99.1

Hydro's Corporate Assembly Gives Vote of Confidence to the Board of Directors

OSLO, Norway, Aug. 7, 2007 (PRIME NEWSWIRE) -- Hydro's Corporate Assembly has considered the Board of Directors' termination of the company's stock-option program and given the board a vote of confidence.

In a unanimous decision, the Corporate Assembly stated:

"Hydro's Board of Directors has given the Corporate Assembly a thorough presentation of the preparation, reasoning and content of the board's July 23 decision to terminate the stock-option program.

The Corporate Assembly takes note that the board, during tonight's meeting, states that it should have informed the Extraordinary General Assembly on July 5, 2007, about its plans to terminate the stock-option program with a one-time payment.

The Corporate Assembly is informed that various interpretations have been presented of the legal basis for the decision to terminate the company's stock-option program. The Corporate Assembly notes that the board's decision to terminate the stock-option program is based on the board's best business judgment.

The Corporate Assembly notes that Hydro President and Chief Executive Officer Eivind Reiten today, at his own initiative, has proposed to the board he would reduce the agreed payment related to the termination of stock options allocated in 2005 and 2006 by 50 percent. Other members of the Corporate Management Board have said that they are willing to relinquish 30 percent of the market value attached to stock options allocated in 2005 and 2006. The corporate assembly views this as an important contribution toward creating calm around the company, which will provide the Board of Directors and corporate management the necessary basis for further developing Hydro as one of Norway's most important companies.

The Corporate Assembly's employee-elected representatives state that the reduction in the stock-option payments should have been even greater and that the board could have contributed toward making this happen. However, they would like to help bring the issue to a close for the benefit of the company.

On this background, the Corporate Assembly unanimously expresses its confidence in the Board of the Directors."

"We are satisfied that the Corporate Assembly acknowledges that the board's decision to terminate the program was based on our best business judgment, and we are looking forward to continuing our work for Hydro," says acting board chairwoman Elisabeth Grieg. "We hope that we can now put this matter behind us, so that Hydro's leaders and employees can concentrate on establishing StatoilHydro and launching 'new' Hydro."

Svein Steen Thomassen, who heads the Corporate Assembly, states: "I am pleased that the board took the initiative to bring the issue before the Corporate Assembly for our consideration. We have been presented with a through presentation and have had an open exchange of views. A unanimous Corporate Assembly has expressed its confidence in the Board of Directors."

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements. Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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